Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Employee Q&A

Questions and Answers
Is this a merger or a takeover?
Inco Limited is acquiring, or buying, Falconbridge Limited. However, the management teams and Boards of Directors of both companies unanimously support the deal and see it as being in the best immediate and long-term interests of both companies, our shareholders, our employees and our communities. Inco and Falconbridge are creating the new Inco, which will be a Canadian-based powerhouse in the global base metals sector, in a friendly and cooperative manner.
What will the new company be called and where will it be headquartered?
The new company will maintain the Inco name and will continue to operate as a Canadian-based global mining company with corporate headquarters in Toronto.
Will someone else contest this acquisition?
Most likely yes — but we are in an excellent position with Falconbridge supporting the acquisition, with the great value created by this combination, and, together, our determination to succeed.
Will this result in job losses, particularly in Sudbury?
In the medium and longer-term, we see this acquisition actually creating jobs in Sudbury, along with significantly more investment — which again creates jobs — as we accelerate mine development to meet our higher production goals.
In the short-term, there will be some consolidation necessary that could result in minimal job losses. In our combined support and services areas in Sudbury we expect to reduce by some 100 to 150 people from a total combined workforce of more than 6,000 people. At Inco alone, we’ve had more than 200 employees retire year-to-date. So we’re very confident in our ability to manage this through attrition.
It’s important to state that we do not see the consolidation of services and associated savings as an exercise in job reductions. To the contrary, we believe the growth opportunities created by this transition will allow us to create more jobs.
Will there be job losses associated with overlapping functions and responsibilities at the respective Toronto offices?
Yes. What that will look like and what number of employees will be affected remains unknown, but a rationalization of functions at the combined corporate offices will be necessary. Again, where possible, employee reductions will be handled by attrition, and in all cases we will treat employees with the utmost dignity and respect. We are committed to keeping employees informed as the combined corporate office staffing requirements become clear
Inco has been mentioned as a takeover target itself. Is this our way of preventing that?
No. This acquisition stands on its own merits. The new Inco will be a stronger, larger and more diversified company with the leading position in nickel, an excellent position in copper, and outstanding growth prospects in Canada and around the world. Together, we have great projects and great properties to meet growing demand in nickel and copper, as well as the financial firepower to bring them on stream. Additionally, Falconbridge brings very good assets in aluminum and zinc. Given the metals prices that we’re seeing, these operations should provide excellent cash flow to the new company.
What impact will the purchase price have on our third quarter (and future) profit-sharing payments?

Given the regulatory approvals process that must be followed, it is unlikely this transaction would have any impact on our third or even fourth quarter earnings announcement — and as such, profit-sharing would not be affected. Any impacts from this deal going forward will be communicated to employees as they become clear.
How will the two companies combine their Sudbury operations?
We see this acquisition as a winning one for the community of Sudbury, the two companies and our highly talented employees.
First of all, all of our respective plants and mines in Sudbury will continue to operate. However, the synergies in Sudbury are exciting and offer medium and longer-term opportunities for increased employment and increased investment. Maximizing available processing capacity, some of which is currently under-utilized, and effectively matching Falconbridge processing facilities with Inco feeds — and vice versa — will help us significantly enhance our performance. While the integration of our respective Sudbury operations remains an active discussion, there are some easily recognizable adjustments that could quickly improve performance.
For example, high-copper content ore from Inco’s McCreedy East Mine in Levack currently travels many miles to Inco’s mill in Sudbury — while nickel ore from Falconbridge’s Thayer-Lindsley Mine in Sudbury travels the same lengthy route in reverse to the Falconbridge mill in Levack. Swapping the mill feeds saves on freight costs, reduces feed variability and improves mill recoveries. Work is also underway to reconfigure Inco’s Sudbury mill circuit to produce a separate copper concentrate that would feed the Kidd Creek smelter in Timmins and reduce freight charges and working capital associated with Kidd’s current South American feed. At the same time, diverting a portion of the copper stream increases the room for nickel in Inco’s Sudbury smelter and, ultimately, allows for increased mine production and accelerated new mine development.
The possibilities — both immediate and, more importantly, longer-term — are very powerful.

How will Inco keep employees informed?
Communicating to employees through this transition period, both from a corporate and an operational perspective, is a critical task we take very seriously. At the same time, the answers to everyone’s questions will not always be readily available. Our intention is to ensure that each person’s supervisor is kept abreast of progress. We’ll do this through letters like this one. As well, in addition to today’s letter to employees and the press release, the company will provide ongoing questions and answers pertaining to the new Inco on the company’s intranet site, ‘The Link’ http://link/. An external website on the acquisition with news updates is also available at www.inco.com/newinco. To ensure we’re providing the news employees need to hear, we’ve also introduced a means for employees worldwide to bring forward questions, comments or concerns by e-mail at employeequestions@inco.com. North American employees can also ask questions by voice mail at 1-866-203-5138. Answers to the most common questions will appear regularly on intranet updates. Again, though the answers may not always be immediately available, we are committed to responding as swiftly as possible and invite all employees to share their questions with us.
Falconbridge has its own bargaining unit in Sudbury with its own contract. Who will represent unionized employees and what will happen to seniority and other employment-related matters?

The current contracts between Inco and its unions and Falconbridge and its unions remain in place and will be respected.
Who will be running the new company?
As contained in today’s media release, Scott Hand will be Chairman and CEO of the new Inco and Derek Pannell will be President. There are a number of committed and talented people in both organizations to lead the success of the new Inco going forward. An integration process will look at a host of things related to the acquisition, including the new management structure. The results of that work will be communicated to employees as it becomes known.
Doesn’t this move Inco away from its core strategy of focusing on one metal — nickel?
With this acquisition, the new Inco becomes the world’s largest nickel company and one of the world’s leading copper companies, with the size and financial strength to grow in both of these metals today and tomorrow. Inco’s focus on nickel was based on the belief that nickel had the best prospects of any metal. That remains true. But today, copper is selling at near-record levels and also has an excellent future — and we know copper well. The new Inco will occupy leading positions in the best two metals around. Coupled with strong assets in aluminum and zinc, this combination creates tremendous opportunity for the future.
What happens next — are the two companies now officially one?
No, not right away. In the next two to three months we will seek approval from regulatory authorities in Canada, the U.S. and the European Union. We are optimistic that this will be accomplished in that three-month timeframe.

Forward-Looking Statements
This employee Q&A contains forward-looking information about Inco Limited (“Inco”) and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; statements regarding business and financial prospects; financial multiples; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to complete the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to our industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this employee Q&A represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including but not limited to Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.
Important Legal Information
This employee Q&A may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco will prepare and file, if required, a registration statement on Form F-8, containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge, and other documents with the SEC. Falconbridge, if required, will file other documents regarding the proposed merger with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement and Inco’s other SEC filings free of charge at the SEC’s web site, www.sec.gov or from Inco’s media or investor relations departments.